Ellen S. Sheedy
PHONE:	(503) 727-2160
FAX:	(503) 346-2160
EMAIL:	ESheedy@perkinscoie.com

VIA EDGAR

October 3, 2011

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Thompson Creek Metals Company Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 8, 2011
File No. 333-175782

Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 1-33783

Dear Mr. Schwall:

On behalf of our client, Thompson Creek Metals Company Inc. (the “Company”), we received your letter dated September 20, 2011 setting forth comments of the staff of the U.S. Securities and Exchange Commission on the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on July 25, 2011 and the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed on February 24, 2011.  Your letter asks the Company to respond within ten business days by amending the filing(s), by providing the requested information, or by advising the staff when the Company will provide the requested response.  This letter is to advise you that the Company expects to respond to your letter by October 7, 2011.

If you have any questions, please contact Jason Day at (303) 291-2362 or the undersigned at (503) 727-2160.

Sincerely,

/s/ Ellen Sheedy

Ellen Sheedy

cc:	Wendy Cassity (Thompson Creek Metals Company Inc.)
Morgan Walbridge (Thompson Creek Metals Company Inc.)
Jason Day (Perkins Coie LLP)
David Matheson (Perkins Coie LLP)